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                                                                      EXHIBIT 11

             STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                         YEARS ENDED JULY 31,
                                               ----------------------------------------
                                                 1995           1994             1993
                                               --------       --------         --------
PRIMARY
   Average common shares outstanding   . . .     1,374          1,372            1,371

   Net Loss  . . . . . . . . . . . . . . . .   $(4,804)       $(4,390)         $(1,425)

   Per common share amount   . . . . . . . .    $(3.50)        $(3.20)          $(1.04)


FULLY DILUTED

The dilutive effect of stock options under the treasury stock method is less than 3%.